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FEB 26 2010
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10026285

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-31172

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108th Avenue N.E, Suite 1200
(No. and Street)

Bellevue (City) WA (State) 98004-5135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LeeAnna K. Glessing 425-256-6302
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500 (Address) Seattle (City) WA (State) 98104 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/4

# OATH OR AFFIRMATION

I, LeeAnna K. Glessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symetra Investment Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA HUBBARD NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 08-01-11

Signature

VP/Treasurer/Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

# Financial Statements and Supplemental Information

Year Ended December 31, 2009

## Contents

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Tel: +1 206 621 1800
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Investment Services, Inc.

We have audited the accompanying statement of financial condition of Symetra Investment Services, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symetra Investment Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2010

0908-1082191

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

# Statement of Financial Condition

December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 4,855,193 |
| Cash – restricted | 153,981 |
| Investments, at fair value | 1,571,520 |
| Accrued interest income | 6,948 |
| Concessions receivable: | |
| Affiliates | 188,412 |
| Non-affiliates | 433,130 |
| Advisory fees receivable | 417,195 |
| Accounts receivable – other | 1,289 |
| Prepaid expenses and other assets | 236,813 |
| Note receivable | 10,135 |
| Property and equipment | 464,542 |
| Receivable from Parent for income taxes | 45,061 |
| Total assets | $ 8,384,219 |
| | |
| **Liabilities and stockholder's equity** | |
| Liabilities: | |
| Commissions payable: | |
| Symetra | $ 161,192 |
| Non-Symetra | 394,189 |
| Advisory fees payable | 294,433 |
| Accounts payable: | |
| Affiliates | 358,479 |
| Non-affiliated funds | 44,488 |
| Other | 72,561 |
| Deferred income tax liabilities | 11,173 |
| Total liabilities | 1,336,515 |
| | |
| Commitments and contingencies | |
| | |
| Stockholder's equity: | |
| Common stock, $0.10 par value: | |
| Authorized shares – 50,000,000 | |
| Issued and outstanding shares – 50,000 | 5,000 |
| Additional paid-in capital | 7,636,300 |
| Accumulated deficit | (593,596) |
| Total stockholder's equity | 7,047,704 |
| Total liabilities and stockholder's equity | $ 8,384,219 |

*See accompanying notes.*

# Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

## Statement of Operations

Year Ended December 31, 2009

| | |
|---|---|
| **Revenues** | |
| Dealers' concession income: | |
| Annuity products: | |
| Symetra | $ 2,443,696 |
| Non-Symetra | 3,227,203 |
| Life products: | |
| Symetra | 57,916 |
| Non-Symetra | 213,872 |
| Mutual funds: | |
| Symetra bundled products | 626,113 |
| Non-Symetra | 4,154,857 |
| Fixed insurance products: | |
| Symetra | 137,351 |
| Non-Symetra | 105,721 |
| Advisory fees | 1,820,124 |
| Interest income | 68,858 |
| Change in fair value of investments owned | (13,240) |
| Other revenues | 67,541 |
| Total revenues | 12,910,012 |
| | |
| **Expenses** | |
| Commissions: | |
| Annuity products: | |
| Symetra | 2,160,903 |
| Non-Symetra | 2,792,804 |
| Life products: | |
| Symetra | 45,374 |
| Non-Symetra | 141,474 |
| Mutual funds: | |
| Symetra bundled products | 435,071 |
| Non-Symetra | 3,416,141 |
| Fixed insurance products: | |
| Symetra | 105,638 |
| Non-Symetra | 96,402 |
| Advisory fee expense | 1,390,808 |
| Personnel expenses | 1,623,280 |
| Other administrative expenses | 1,470,381 |
| Total expenses | 13,678,276 |
| | |
| Loss before income tax benefit | (768,264) |
| | |
| Income tax benefit | 263,369 |
| | |
| Net loss | $ (504,895) |

*See accompanying notes.*

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

# Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 5,000 | $ 7,636,300 | $ (88,701) | $ 7,552,599 |
| Net loss | – | – | (504,895) | (504,895) |
| Balance at December 31, 2009 | $ 5,000 | $ 7,636,300 | $ (593,596) | $ 7,047,704 |

*See accompanying notes.*

## Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

## Statement of Cash Flows

Year Ended December 31, 2009

| | |
|---|---|
| **Operating activities** | |
| Net loss | $ (504,895) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Change in fair value of investments owned | 13,240 |
| Deferred income tax benefit | (5,557) |
| Net premium amortization on investments owned | 4,718 |
| Changes in operating assets and liabilities: | |
| Cash – restricted | (22,486) |
| Accrued interest income | 761 |
| Concessions receivable: | |
| Affiliates | (104,125) |
| Non-affiliates | (26,252) |
| Advisory fees receivable | (39,205) |
| Accounts receivable – other | 16,625 |
| Prepaid expenses and other assets | 174,500 |
| Commissions payable: | |
| Affiliates | 86,614 |
| Non-affiliates | (88,995) |
| Advisory fees payable | 13,894 |
| Accounts payable: | |
| Affiliates | (81,833) |
| Non-affiliated funds | 25,197 |
| Other | 60,425 |
| Receivable from Parent for income taxes | 31,203 |
| Net cash used in operating activities | (446,171) |
| | |
| **Investing activities** | |
| Proceeds from maturity and paydowns of investments owned | 790,766 |
| Purchases of investments owned | (885,791) |
| Note receivable | (10,135) |
| Capitalized software development costs | (464,542) |
| Net cash used in investing activities | (569,702) |
| | |
| Net decrease in cash and cash equivalents | (1,015,873) |
| Cash and cash equivalents at beginning of year | 5,871,066 |
| Cash and cash equivalents at end of year | $ 4,855,193 |

*See accompanying notes.*

## 1. Organization and Nature of Business

Symetra Investment Services, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and an investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company acts as a full-line general securities broker-dealer, including the retail distribution of securities created and underwritten by affiliated and non-affiliated companies. The Company also acts as the distributor of a mutual fund bundled program managed by Symetra Life Insurance Company (Symetra Life). The mutual fund bundled program was discontinued by Symetra Life effective December 31, 2009. The Company also provides investment advisory services and offers a proprietary wrap-fee program.

Symetra Life and Symetra Securities, Inc. (SSI) (collectively, the Affiliates) are wholly owned subsidiaries of the Parent. The issuance and management of securities by Symetra Life could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income. Symetra Life and the Parent are referred to as Affiliates herein.

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent. Actual results could differ from these estimates.

### Cash and Cash Equivalents

Cash includes cash on hand and on deposit in banks and other financial institutions, which may be in excess of Federal Deposit Insurance Corporation insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase.

## 2. Significant Accounting Policies (continued)

### Concessions, Commissions, and Asset-Based Fees

Dealers' concession income and commission expense are recorded on the trade date for variable life and annuity products, as well as for mutual fund products.

Asset-based fee income is recognized monthly based on the calendar quarter-end asset value.

### Interest Income

Interest income is earned from the underlying investments owned and is accounted for on an accrual basis. Discount accretion and premium amortization on investments owned are amortized over the life of the bond using the effective interest rate method and reflected in interest income in the statement of operations.

### Investments

Investments owned are comprised of residential mortgage-backed bonds and are carried in the accompanying statement of financial condition at fair value with changes in fair value recognized in the statement of operations. The Company predominantly utilizes third party independent pricing services to assist management in determining the fair value of its fixed maturity securities, and uses transactions in bonds, quotations from bond dealers, market transactions in comparable securities, and various relationships between securities in determining value. The mortgage-backed bonds are considered Level 2 measurements in the fair value hierarchy. Changes in fair value on investments owned are recognized currently in the statement of operations. The discount accretion earned and the premium amortized on investments was $10,525 and $5,807, respectively, for the year ended December 31, 2009. The bonds mature January 15, 2025, September 15, 2038, and October 15, 2039 respectively, although actual maturity dates could differ from contractual maturity date because debtors may have the right to call or prepay the obligation.

### Property and Equipment

Property and equipment consists of capitalized costs incurred related to the development of internal use software. Costs incurred related to the planning and post-implementation phases of development are expensed as incurred. Capitalized costs are amortized on a straight-line basis over three years when the internal use software is placed in service.

## 2. Significant Accounting Policies (continued)

### Financial Instruments

Cash and cash equivalents, restricted cash, investments, and receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, certain liabilities, including accounts payable and commissions payable, are carried at fair value or contracted amounts which approximate fair value at December 31, 2009.

### Income Taxes

The Company is included in the Parent's consolidated federal income tax return with other non-life insurance entities. A tax allocation agreement has been entered into by the Company and all other non-life insurance entities with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the non-life insurance consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Income taxes have been provided using the liability method. The provision for income taxes has two components: current and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities using the enacted tax rates. Deferred tax assets are recognized only to the extent that it is probable that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized.

### Subsequent Events

The Company evaluated subsequent events through February 24, 2010, the date of issuance of its financial statements.

## 3. Cash – Restricted

As of December 31, 2009, cash of $33,980 has been segregated in two special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC. In addition, restricted cash includes $120,001 on deposit with clearing firms.

## 4. Property and Equipment

Property and equipment consists of capitalized software of $464,542. As the capitalized software was not placed in service as of December 31, 2009, no depreciation expense was recorded for the year then ended.

## 5. Payable to Non-Affiliated Funds

Accounts payable to non-affiliated funds include amounts to be invested in non-affiliated mutual funds for customer purchases of mutual fund shares. Cash to be invested is segregated in the special account for the exclusive benefit of customers.

## 6. Related-Party Transactions

*Symetra Bundled Products*

The Company acts as the broker-dealer distributor for certain Symetra Life bundled programs for which concession income is recorded by the Company. The Company pays selling broker-dealers commissions pursuant to broker-dealer selling agreements and also acts in the capacity of a selling broker-dealer. Symetra Life terminated the bundled programs effective December 31, 2009.

*Expense Allocations and Other*

The Company, in the normal course of business, is charged by the Parent or Symetra Life for its share of operating, administrative, personnel expenses, and income taxes paid during the year on its behalf. At December 31, 2009, amounts due from the Parent and due to Symetra Life were $36,537 and $349,954, respectively.

## 6. Related-Party Transactions (continued)

The following table summarizes items allocated to the Company for the year ended December 31, 2009:

| | Allocated From | |
|---|---|---|
| | Parent | Symetra Life |
| Income tax (benefit) | $ (263,369) | $ – |
| Defined contribution plan expense | – | 53,412 |
| Rent expense | 111,736 | – |
| Other operating, administrative and personnel expenses | – | 2,928,513 |
| Total | $ (151,633) | $ 2,981,925 |

## 7. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These tax returns have been examined and closing agreements have been executed with the Internal Revenue Service or the statute of limitations has expired for all tax periods through December 31, 2003. The Internal Revenue Service is in the process of auditing the Company's return for the tax year ended July 31, 2004 filed in consolidation with its former parent, Safeco Corporation. This tax return includes the Company's short year from January 1, 2004 through July 31, 2004. To date, no significant tax issues or proposed adjustments have been raised by the examiners. The Company's tax returns following July 31, 2004 are currently not subject to an Internal Revenue Service audit, and the statute of limitations has expired for the tax years ended December 31, 2004 and 2005. The Company is not currently subject to any state income tax examinations.

**7. Income Taxes (continued)**

Income tax benefit for the year ended December 31, 2009, consisted of the following:

| | |
|---|---|
| Current income tax (benefit)/expense: | |
| Federal | $ (261,722) |
| State | 3,910 |
| Total current income tax (benefit) | (257,812) |
| | |
| Deferred income tax (benefit): | |
| Federal | (5,557) |
| State | – |
| Total deferred income tax (benefit) | (5,557) |
| Total income tax (benefit) | $ (263,369) |

Differences between income taxes computed by applying the U.S. federal income tax rate of 35% to the loss before income taxes and the income tax benefit for the year ended December 31, 2009 were as follows:

| | | |
|---|---|---|
| Loss before income taxes | $ (768,264) | |
| | | |
| Computed "expected" tax benefit | $ (268,892) | 35.00% |
| Meals and entertainment | 2,667 | (0.35) |
| Penalties | 315 | (0.04) |
| State income tax | 2,541 | (0.33) |
| Income tax benefit | $ (263,369) | 34.28% |

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2009 were as follows:

| | |
|---|---|
| Total deferred income tax assets | $ – |
| Deferred income tax liabilities: | |
| Prepaid insurance | (8,700) |
| Change in fair value of investments owned | (1,357) |
| Bond accrual | (1,116) |
| Total deferred income tax liability | (11,173) |
| Deferred income tax liability | $ (11,173) |

**7. Income Taxes (continued)**

As of December 31, 2009, the Company did not have any unrecognized tax benefits.

**8. Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100,000 or one-fifteenth of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2009, the Company had net capital of $5,049,198, which was $4,949,198 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 25.82%. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

**9. Commitments and Contingencies**

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

The Company has not been subject to any threatened litigation or legal actions for the year ended December 31, 2009.

# Supplemental Information

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

# Schedule I
# Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

| | |
|---|---|
| **Computation of net capital** | |
| Total stockholder's equity and regulatory capital | $ 7,047,704 |
| Less: Non-allowable assets | (1,823,525) |
| Add: Other additions and/or allowable credits | 1,357 |
| Net capital before haircut | 5,225,536 |
| Less: Haircut on investments | (176,338) |
| Net capital | $ 5,049,198 |
| **Aggregate indebtedness** | $ 1,303,818 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 4,949,198 |
| Ratio of aggregate indebtedness to net capital | 25.82% |

Note: The differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009, Part IIA FOCUS filing are as follows: net capital is $133,297 lower, excess net capital is $133,297 lower, aggregate indebtedness is $133,297 higher, and the ratio of aggregate indebtedness to net capital is 3.23% higher than the unaudited December 31, 2009, FOCUS report filing.

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

## Schedule II
## Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Company does not carry customer accounts and is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that rule.

# Supplementary Report

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104
Tel: +1 206 621 1800
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Symetra Investment Services, Inc.

In planning and performing our audit of the financial statements of Symetra Investment Services, Inc. (the Company) (a wholly owned subsidiary of Symetra Financial Corporation), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

Ernst & Young

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Tel: +1 206 621 1800
www.ey.com

# Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Symetra Investment Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Symetra Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other state regulatory agencies, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Symetra Investment Services Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009 covered by Form SIPC-7T. Symetra Investment Services, Inc.'s management is responsible for Symetra Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in Lawson, noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the following supporting schedules and working papers noting no differences;

    a. Lawson Balance Sheet and Income Statement Detail
    b. Lawson Account Detail

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2010

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Symetra Investment Services, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2009